Elanco Animal Health Incorporated

2500 Innovation Way

Greenfield, Indiana

VIA EDGAR

February 28, 2019

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F. Street, N.E.

Washington, DC 20549-3628

Attn:                    Jeffrey Gabor

Re:                             Request for Acceleration of Effectiveness

Elanco Animal Health Incorporated

Registration Statement on Form S-4 (File No. 333-229577)

Dear Mr. Gabor:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Elanco Animal Health Incorporated (the “Registrant”) hereby respectfully requests that the effectiveness of the Registration Statement on Form S-4 (File No. 333-229577) filed by the Registrant on February 8, 2019, as amended by Amendment No. 1 filed on February 22, 2019 (the “Registration Statement”), be accelerated by the U.S. Securities and Exchange Commission so that it may become effective at 4:00 p.m., Eastern time, on March 4, 2019, or as soon as practicable thereafter.

Please contact Raymond O. Gietz via phone at 212-310-8702 or via email at raymond.gietz@weil.com to confirm the effectiveness of the Registration Statement.

Sincerely,

Elanco Animal Health Incorporated

By:	/s/ Michael-Bryant Hicks
Name:	Michael-Bryant Hicks
Title:	General Counsel

cc:                    Raymond O. Gietz

Weil, Gotshal & Manges LLP
(via email)